 EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2025

The following discussion and analysis of the operations, results, and financial position of Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) should be read in conjunction with the Company’s condensed consolidated interim financial statements for the three months ended March 31, 2025, and the notes thereto.

This Management’s Discussion and Analysis (“MD&A”) is dated May 13, 2025, and discloses specified information up to that date. The consolidated financial statements are prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). Unless otherwise cited, references to dollar amounts are in US dollars. This MD&A contains “forward-looking statements” that are subject to risk factors including those set out in the “Cautionary Statement” at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Company’s Board of Directors as of May 13, 2025, unless otherwise indicated. Throughout this report we refer to “Avino”, the “Company”, “we”, “us”, “our”, or “its”. All these terms are used in respect of Avino Silver & Gold Mines Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on the Company’s website at www.avino.com and on SEDAR+ at www.sedarplus.ca.

Business Description

Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) was incorporated in 1968 under the laws of the Province of British Columbia, Canada. The Company is engaged in the production and sale of silver, gold, and copper and the acquisition, exploration, and advancement of mineral properties.

The Company’s head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company is a reporting issuer in Canada (except for the province of Quebec) and the United States, and its common shares are listed on the Toronto Stock Exchange (“TSX”), the NYSE American, and the Frankfurt and Berlin Stock Exchanges.

Discussion of Operations

The Company’s production, exploration, and evaluation activities during the three months ended March 31, 2025, have been conducted on the Avino Property and the La Preciosa Property.

The Company holds a 99.67% effective interest in Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”), a Mexican corporation which owns the Avino Property. The Avino Property covers approximately 1,104 contiguous hectares, and is located approximately 80 km north-east of the city of Durango. The Avino Property is equipped with milling and processing facilities that presently process all output from the Avino Mine located on the property. The Avino Property also hosts the San Gonzalo Mine, which is currently on care and maintenance. The Company also holds 100% interest in Proyectos Mineros La Preciosa S.A. de C.V. (“La Preciosa”), a Mexican corporation which owns the La Preciosa Property.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2025

Operational Highlights

HIGHLIGHTS (Expressed in US$, unless otherwise noted)	First Quarter 2025	First Quarter 2024	Change	First Quarter 2025	Fourth Quarter 2024	Change
Operating
Tonnes Milled	167,853	169,575	-1%	167,853	181,733	-8%
Silver Ounces Produced	265,681	250,642	6%	265,681	283,794	-6%
Gold Ounces Produced	2,225	1,778	25%	2,225	2,560	-13%
Copper Pounds Produced	1,604,343	1,347,110	19%	1,604,343	1,773,694	-10%
Silver Equivalent Ounces1 Produced	678,458	629,302	8%	678,458	735,557	-8%
Concentrate Sales and Cash Costs
Silver Equivalent Payable Ounces Sold2	567,811	610,877	-7%	567,811	889,294	-36%
Cash Cost per Silver Equivalent Payable Ounce1,2,3	$12.62	$14.89	-15%	$12.62	$13.88	-9%
All-in Sustaining Cash Cost per Silver Equivalent Payable Ounce1,2,3	$20.08	$20.23	-1%	$20.08	$18.62	8%

1. In Q1 2025, AgEq was calculated using metal prices of $31.67 per oz Ag, $2,866 per oz Au and $4.17 per lb Cu. In Q4 2024, AgEq was calculated using metals prices of $31.34 oz Ag, $2,662 oz Au and $4.17 lb Cu. In Q1 2024, AgEq was calculated using metal prices of $23.36 per oz Ag, $2,072 per oz Au and $3.83 per lb Cu. Calculated figures may not add up due to rounding.

2. “Silver equivalent payable ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3. Non-IFRS Accounting Standard measure. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning under IFRS Accounting Standards and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Accounting Standards Measures section for further information and detailed reconciliations.

Financial Highlights

HIGHLIGHTS (Expressed in 000’s of US$)	First Quarter 2025	First Quarter 2024	Change	First Quarter 2025	Fourth Quarter 2024	Change
Financial Operating Performance
Revenues	$18,836	$12,393	52%	$18,836	$24,382	-23%
Mine operating income	$10,562	$2,339	352%	$10,562	$10,456	1%
Net income	$5,617	$599	838%	$5,617	$5,092	10%
Earnings before interest, taxes and amortization (“EBITDA”)1	$9,694	$1,713	466%	$9,694	$9,099	7%
Adjusted earnings1	$9,751	$2,057	374%	$9,751	$9,950	-2%
Cash provided by operating activities	$758	$2,347	-68%	$758	$15,551	-95%
Mine operating cash flow before taxes1	$11,397	$3,161	261%	$11,397	$11,878	-4%
Per Share Amounts
Earnings per share – basic	$0.04	$0.00	100%	$0.04	$0.04	0%
Earnings per share – diluted	$0.04	$0.00	100%	$0.04	$0.03	33%
Adjusted earnings per share1	$0.07	$0.02	250%	$0.07	$0.07	0%
HIGHLIGHTS (Expressed in 000’s of US$)	March 31, 2025	March 31, 2024	Change	March 31, 2025	December 31, 2024	Change
Liquidity & Working Capital
Cash	$26,627	$3,474	666%	$26,627	$27,317	-3%
Working capital1	$31,339	$9,785	220%	$31,339	$25,235	24%

1. Non-IFRS Accounting Standard measure. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Accounting Standards Measures section for further information and detailed reconciliations.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2025

1st Quarter 2025 Financial Highlights

•	Revenues of $18.8 million, an increase of 52% from Q1 2024

•	Record quarterly record gross profit (mine operating income) of $10.6 million, an increase of 352% from Q1 2024

•	Record quarterly net income of $5.6 million, or $0.04 per share

•	Adjusted earnings of $9.8 million, or $0.07 per share, an increase of 374% from Q1 2024

•	Cash flow provided by operating activities of $0.8 million. Prior to working capital adjustments, cash flow provided from operating activities was $7.4 million

•	Mine operating cash flow before taxes of $11.4 million, an increase of 261% from Q1 2024.

•	Earnings before interest, taxes, depreciation and amortization (“EBITDA”) of $9.7 million, an increase of 466% from Q1 2024.

•	Cash costs per silver equivalent payable ounce sold of $12.62, a cost reduction of 15% from Q1 2024

•	All in sustaining cash costs per silver equivalent payable ounce sold of $20.08, an improvement of 1% from Q1 2024

Balance Sheet Strength:

•	Avino had $26.7 million in cash at the end March 31, 2025 and remains debt-free, excluding operating equipment leases. Our strong balance sheet and working capital will provide the foundation to support our transformational growth plan.

1st Quarter 2025 Operational Highlights

•	Silver Equivalent Production Increased 8%: Avino produced 678,458 silver equivalent ounces in Q1 2025, representing an 8% increase from Q1 of 2024. The increase was driven by improved grades in all three metals (silver, gold and copper) and offset by slightly lower mill throughput. All three metals saw increased production compared to Q1 of 2024.

•	Gold Production Increased 25%: Q1 2025 production of 2,225 gold ounces represented a 25% increase compared to Q1 2024. Improved feed grade of 17% accounted for the majority of the increase, alongside significant improvements in recoveries to 75% from 70% in Q1 of 2024.

•	Copper Production Increased 19%: Avino produced 1.6 million pounds of copper in Q1 2025, a 19% increase compared to Q1 2024. The increase was driven by improved copper feed grade of 17%, as well as an increase in recoveries to 87% from 84% in Q1 of 2024.

•	Silver Production Increased 6%: Silver production for Q1 2025 was 265,681 ounces, representing a 6% increase compared to Q1 2024, with feed grade increases of 10% driving the improvement overall. The increase was offset by a slight decrease in silver recoveries.

•	La Preciosa Progress: Significant progress continues at La Preciosa mine. Blasting and construction of the relatively short 360 metre decline is underway and equipment mobilization has been swift, allowing development to advance on plan. The new jumbo drill is working on the San Fernando haulage ramp as it progresses toward intercepting the Gloria and Abundancia veins. As previously announced on January 15, 2025, Avino has started underground development work at La Preciosa after receiving all required permits.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2025

Financial Results – Three months ended March 31, 2025, compared to three months ended March 31, 2024

	Q1 2025	Q1 2024
Revenue from mining operations	$18,836	$12,393
Cost of sales	8,274	10,054
Mine operating income	10,562	2,339
Operating expenses:
General and administrative expenses	2,123	1,272
Share-based payments	362	423
Income before other items	8,077	644
Other items:
Interest and other income	163	3
Gain on long-term investments	444	132
Unrealized gain on derivative liability	405	-
Foreign exchange (loss) gain	(99)	80
Finance cost	(5)	(2)
Accretion of reclamation provision	(48)	(51)
Interest expense	(81)	(90)
Income before income taxes	8,856	716
Income taxes:
Current income tax expense	(2,032)	(199)
Deferred income tax (expense) recovery	(1,207)	82
Income tax expense	(3,239)	(117)
Net income	$5,617	$599

Other comprehensive income (loss):
Currency translation differences	95	(111)
Total comprehensive income	$5,712	$488
Earnings per share
Basic	$0.04	$0.00
Diluted	$0.04	$0.00
Weighted average number of common shares outstanding
Basic	140,863,356	130,027,962
Diluted	147,827,215	133,022,671

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2025

Revenues

The Company recognized revenues of $18.8 million on the sale of Avino Mine bulk copper/silver/gold concentrate, compared to $12.4 million revenues for Q1 2024, an increase of $6.4 million.

The increase is a result of higher average realized metal prices, as described below, and was partially offset by 7% less payable silver equivalent ounces sold in the current period.

Metal prices for revenues recognized during the period were $31.67 per ounce of silver, $2,866 per ounce of gold, and $9,194 per tonne of copper, with comparable prices for Q1 2024 were $23.14 per ounce of silver, $2,066 per ounce of gold, and $8,384 per tonne of copper.

Payable silver equivalent ounces sold in the current period were 567,881 ounces, compared to 610,877 ounces in Q1 2024.

Cost of Sales & Mine Operating Income

Cost of sales was $8.3 million, compared to $10.1 million in Q1 2024, a decrease of $1.8 million. The decrease is mainly attributable to a weaker Mexican peso during the current quarter, with an average of 20.42 Mexican Pesos to 1 US dollar in Q1 2025 compared to an average of 17.01 Mexican Pesos to 1 US dollar in Q1 2024, a difference of 20%.

Mine operating income, after depreciation and depletion, was $10.6 million, compared to $2.3 million in Q1 2024. The increase in mine operating income is a result of the items noted above, and partially due to provisional pricing adjustments that had a positive impact on revenues and mine operating income.

General and Administrative Expenses & Share-Based Payments

General and administrative expenses were $2.1 million, compared to $1.3 million in Q1 2024. The increase is a result of higher salaries and benefits, consulting fees and professional fees primarily as a result of increase in operations and increased employee benefits and profit sharing from improved financial performance.

Share-based payments was $0.4 million, compared to $0.4 million in Q1 2024, consistent with prior year quarter, and as a result of the vesting of previously issued options and restricted share units.

Other Items

Gain on long-term investments was $0.4 million compared to a gain of $0.1 million in Q1 2024. This is a direct result of fluctuations in the Company’s investment in shares of Talisker Resources, as well as the Company’s investment in shares of Silver Wolf Exploration and Endurance Gold.

Unrealized gain on derivative liability was $0.4 million with no comparable transaction in Q1 2024. This is a direct result of US dollar/Mexican Peso foreign exchange forward contracts entered into mitigate risks surrounding the Company of material foreign exchange movements that could cause the Company to incur material losses.

Foreign exchange loss for the period was $0.1 million, a change of $0.2 million compared to a gain of $0.1 million in Q1 2023. Foreign exchange gains or losses result from transactions in currencies other than the Canadian dollar functional currency. During the quarter ended March 31, 2025 and 2024, the US dollar remained constant in relation to the Mexican peso and Canadian dollar, resulting in immaterial unrealized foreign exchange movements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2025

Current and Deferred Income Taxes

Current income tax expense was $2.0 million in Q1 2025, a change of $1.8 million compared to an income tax expense $0.2 million for Q1 2024. The movement relates primarily to increased operating profits generated in Q1 2025, which resulted in increased income tax expense.

Deferred income tax expense was $1.2 million, a change of $1.3 million compared to a recovery of $0.1 million in Q1 2024. Deferred income tax fluctuates due to movements in taxable and deductible temporary differences related to changes in inventory, plant, equipment and mining properties, and exploration and evaluation assets, amongst other factors. The changes in current income taxes and deferred income taxes during the current and comparable periods primarily relate to movements in the tax bases and mining profits and/or losses in Mexico.

Net Income

Net income was $5.6 million for the period, or $0.04 per basic share and $0.04 per diluted share, compared to net income of $0.6 million, or $0.00 per basic and diluted share during Q1 2024. The changes are a result of the items noted above, including increases in revenues, mine operating income, gain on long-term investments and unrealized gain in derivatives. The positive movements were partially offset by increases to current income tax expense and deferred income tax expense. The remaining items were consistent, showing no significant variances as noted above.

EBITDA & Adjusted Income/Loss (see “Non-IFRS Accounting Standards Measures”)

EBITDA was $9.7 million, an increase of $8.0 million when compared to $1.7 million for Q1 2024. The changes in EBITDA are primarily a factor of the items above, excluding any changes in depreciation and depletion, changes in interest expense and income, as well as any changes in income taxes. See Non-IFRS Accounting Standards Measures for a reconciliation for EBITDA.

Adjusted earnings for the period was $9.8 million, an increase of $7.8 million when compared to adjusted earnings of $2.1 million in the corresponding quarter in 2024. Changes to adjusted earnings are a result of the items noted above in EBITDA, further excluding share-based payments, unrealized gains and losses related to derivative liabilities, write-downs of equipment and movements in foreign exchange. See Non-IFRS Measures for a reconciliation for adjusted earnings.

Cash Costs & All-in Sustaining Cash Costs (see “Non-IFRS Accounting Standard Measures”)

Cash costs per silver equivalent payable ounce was $12.62, compared to $14.89 for Q1 2024. The reduction in costs of 15% is attributable to improvements in the US dollar to Mexican Peso exchange rate partly offset by slightly lower silver equivalent ounces sold.

All-in sustaining cash costs per silver equivalent payable ounce was $20.08, compared to $20.23 for Q1 2024. The costs remained constant is a result of the items mentioned above, with no significant difference between the comparable quarter in sustaining capital and exploration costs, as well as general and administrative expenses.

See Non-IFRS Accounting Standard Measures for a reconciliation for cash costs and all-in sustaining cash costs

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2025

Avino Mine Production Highlights

Q1 2025	Q1 2024	Change %		Q1 2025	Q4 2024	Change %
167,853	169,595	-1%	Total Mill Feed (dry tonnes)	167,853	181,733	-8%
58	52	12%	Feed Grade Silver (g/t)	58	56	4%
0.55	0.47	17%	Feed Grade Gold (g/t)	0.55	0.59	-7%
0.50	0.43	16%	Feed Grade Copper (%)	0.50	0.52	-4%
85%	88%	-3%	Recovery Silver (%)	85%	87%	-2%
75%	70%	7%	Recovery Gold (%)	75%	74%	1%
87%	84%	3%	Recovery Copper (%)	87%	86%	1%
265,681	250,642	6%	Total Silver Produced (oz)	265,681	283,794	-6%
2,225	1,778	25%	Total Gold Produced (oz)	2,225	2,560	-13%
1,603,343	1,347,110	19%	Total Copper Produced (Lbs)	1,603,343	1,773,694	-10%
678,458	629,302	8%	Total Silver Equivalent Produced (oz)[1]	678,458	735,557	-8%

1. In Q1 2025, AgEq was calculated using metal prices of $31.67 per oz Ag, $2,866 per oz Au and $4.17 per lb Cu. In Q4 2024, AgEq was calculated using metals prices of $31.34 oz Ag, $2,662 oz Au and $4.17 lb Cu. In Q1 2024, AgEq was calculated using metal prices of $23.36 per oz Ag, $2,072 per oz Au and $3.83 per lb Cu

Under National Instrument 43-101, the Company is required to disclose that it has not based its production decisions on NI 43-101-compliant reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company’s decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company. The results of this work are evident in the Company’s discovery of the San Gonzalo and Avino Mine resources, and in the Company’s record of mineral production and financial returns since operations at levels intended by management commenced at the San Gonzalo Mine in 2012.

Qualified Person(s)

Peter Latta, P.Eng, MBA, Vice President, Technical Services, is a qualified person within the context of National Instrument 43-101, and has reviewed and approved the technical data in this document.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2025

Non – IFRS Accounting Standards Measures

EBITDA and Adjusted earnings

Earnings, or loss, before interest, taxes and amortization (“EBITDA”) is a non IFRS financial measure which excludes the following items from net earnings:

•	Income tax expense
•	Finance costs
•	Amortization and depletion

Adjusted earnings excludes the following additional items from EBITDA

•	Share based compensation;
•	Non-operational items including foreign exchange movements, fair value adjustments on outstanding warrants, derivative liability movements and other non-recurring items

Management believes EBITDA and adjusted earnings provides an indication of continuing capacity to generate operating cash flow to fund capital needs, service debt obligations and fund capital expenditures. These measures are intended to provide additional information to investors and analysts and are indicative of the Company’s financial performance. There are not standardized definitions under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS Accounting Standards.

Adjusted earnings excludes share-based payments, and non-operating or recurring items such as foreign exchange gains and losses, writedown of equipment or supplies and materials inventory, fair value adjustments on outstanding warrants and fair value adjustments on derivative liabilities. Under IFRS Accounting Standards, entities must reflect within compensation expense the cost of share-based payments. In the Company’s circumstances, share-based compensation can involve significant amounts that will not be settled in cash but are settled by issuance of shares in exchange. The Company discloses adjusted earnings to aid in understanding the results of the Company.

Adjusted earnings per share is calculated taking adjusted earnings divided by the weighted average number of diluted common shares per the financial statements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2025

The following table provides a reconciliation of net earnings in the financial statements to EBITDA, adjusted earnings and adjusted earnings per share:

Expressed in 000’s of US$, unless otherwise noted	Q1 2025	Q1 2024	Q1 2025	Q4 2024
Net income for the period	$5,617	$599	$5,617	$5,092
Depreciation and depletion	867	857	867	882
Interest income and other	(163)	(3)	(163)	(287)
Interest expense	81	90	81	139
Finance cost	5	2	5	-
Accretion of reclamation provision	48	51	48	46
Current income tax expense	2,032	199	2,032	4,255
Deferred income tax expense (recovery)	1,207	(82)	1,207	1,028
EBITDA	$9,694	$1,713	$9,694	$9,099
Unrealized (gain) loss on derivatives	(405)	-	(405)	475
Share-based payments	362	423	362	434
Write down of equipment and supplies and materials inventory	1	1	1	578
Unrealized foreign exchange (gain) loss	99	(80)	99	(636)
Adjusted earnings	$9,751	$2,057	$9,751	$9,950
Shares outstanding (diluted)	147,827,215	133,022,671	147,827,215	146,635,008
Adjusted earnings per share	$0.07	$0.02	$0.07	$0.07

Cash Cost and All-in Sustaining Cash Cost per Silver Equivalent Payable Ounce

The following tables provide a reconciliation of cost of sales from the consolidated financial statements to cash cost and all-in sustaining cash cost per silver equivalent payable ounce sold. In each table, “silver equivalent payable ounces sold” consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot silver, gold and copper prices for the corresponding period.

Cash cost per payable ounce and all-in sustaining cash cost per payable ounce are measures developed by mining companies in an effort to provide a comparable standard. However, there can be no assurance that our reporting of these non-IFRS Accounting Standard measures is similar to that reported by other mining companies. Total cash cost per payable ounce and all-in sustaining cash cost per payable ounce are measures used by the Company to manage and evaluate operating performance of the Company’s mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS Accounting Standards, and are disclosed in addition to IFRS Accounting Standards measures.

Cash cost per silver equivalent payable ounce

Management believes that the Company’s ability to control the cash cost per silver equivalent payable ounce is one of its key performance drivers impacting both the Company’s financial condition and results of operations. Achieving a low silver equivalent production cost base allows the Company to remain profitable from mining operations even during times of low commodity prices, and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improve the Company’s financial condition.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2025

The Company’s calculation of all-in sustaining cash costs includes sustaining capital expenditures of $379 for the three months ended March 31, 2025 and all of which is attributable to the Avino Mine.

To facilitate a better understanding of these measures as calculated by the Company, detailed reconciliations between the non-IFRS Accounting Standard measures and the Company’s consolidated financial statements are provided below. The non-IFRS Accounting Standard measures presented are intended to provide additional information, and should not be considered in isolation nor should they be considered substitutes for IFRS measures. Calculated figures may not add up accurately due to rounding.

The following table reconciles cost of sales to cash cost per payable AgEq oz and all-in sustaining cash cost per payable AgEq oz for the preceding quarters:

Expressed in 000’s of US$, unless otherwise noted	Avino – Consolidated
	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023
Cost of sales	$8,274	$13,926	$8,907	$10,090	$10,054	$9,969	$9,952	$8,175
Exploration expenses	(274)	(158)	(111)	(163)	(135)	(148)	(41)	(27)
Write down of equipment and supplies and materials inventory	(1)	(578)	(182)	(384)	-	(319)	(4)	(91)
Depletion and depreciation	(834)	(843)	(773)	(796)	(821)	(717)	(720)	(677)
Cash production cost	7,165	12,347	7,841	8,747	9,098	8,785	9,187	7,380
Payable silver equivalent ounces sold	567,881	889,294	525,003	537,037	610,877	584,061	543,686	452,011
Cash cost per silver equivalent ounce	$12.62	$13.88	$14.94	$16.29	$14.89	$15.04	$16.90	$16.33
General and administrative expenses	2,485	2,141	1,986	2,439	1,695	2,080	1,907	2,338
Treatment & refining charges	608	1,087	787	763	890	978	1,001	651
Penalties	890	745	915	626	692	834	535	634
Sustaining capital expenditures	379	555	510	162	306	318	289	270
Exploration expenses	274	158	111	163	135	148	41	27
Share-based payments and G&A depreciation	(399)	(473)	(570)	(687)	(459)	(487)	(665)	(878)
Cash operating cost	$11,402	$16,560	$11,580	$12,214	$12,357	$12,656	$12,295	$10,422
AISC per silver equivalent ounce	$20.08	$18.62	$22.06	$22.74	$20.23	$21.67	$22.61	$23.06

*Certain amounts shown may not add exactly to the total due to rounding differences

Mine Operating Cash Flow Before Taxes

Mine operating cash flow before taxes is a non-IFRS Accounting Standard measure that does not have a standardized meaning prescribed by IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. Mine operating cash flow before taxes is calculated as mine operating income less depreciation and depletion in cost of sales and write down or reversals of equipment and supplies and materials inventory. Mine operating cash flow before taxes is used by management to assess the performance of the mine operations, excluding corporate activities and is provided to investors as a measure of the Company’s operating performance.

Expressed in 000’s of US$, unless otherwise noted	Q1 2025	Q1 2024	Q1 2025	Q4 2024
Mine operating income – per financial statements	$10,562	$2,339	$10,562	$10,456
Depreciation and depletion included in cost of sales	834	821	834	843
Write down of equipment and supplies and materials inventory	1	1	1	579
Mine operating cash flow before taxes	$11,397	$3,161	$11,397	$11,878

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2025

Working Capital

Management uses working capital to assessment the Company’s ongoing liquidity position and future requirements, and believe it provides useful information to an investor. The Company’s working capital position is as follows:

	March 31, 2025	December 31, 2024
Current assets	$ 46,169	$ 40,769
Current liabilities	(14,830)	(15,534)
Working capital	$ 31,339	$ 25,235

Results of Operations - Summary of Quarterly Results

(000’s)	2025	2024	2024	2024	2024	2023	2023	2023
Quarter ended	Mar 31 Q1	Dec 31 Q4	Sep 30 Q3	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4	Sep 30 Q3	Jun 30 Q2
Revenue	$18,836	$24,382	$14,616	$14,787	$12,393	$12,530	$12,316	$9,218
Net income (loss)	5,617	5,092	1,169	1,240	599	563	(803)	1,134
Earnings (loss) per share - basic	$0.04	$0.04	$0.01	$0.01	$0.00	$0.00	$(0.01)	$0.01
Earnings (loss) per share - diluted	$0.04	$0.03	$0.01	$0.01	$0.00	$0.00	$(0.01)	$0.01
Total Assets	$157,693	$148,711	$135,366	$133,702	$128,644	$128,340	$123,493	$120,469

During Q1 2025, revenue was lower than prior quarter mainly due to lower silver equivalent ounces sold. When compared to quarters prior to Q4 2024, revenues were higher as a result of higher realized metal prices.

Net income and earnings per share in Q1 2025 were positive. The current quarter was in line with the prior quarter and had increased earnings compared with Q3 2024 and prior quarters, mainly due to better metal realized prices, volume sold and lower costs due to cost management and positive movements between the USD and Mexican Peso exchange rates. For further details see “Financial Results” section.

Total assets continue to increase overall when compared to previous quarters, as result of operating and financing cash flow generation, and capital investment in the operation.

Quarterly results will fluctuate with changes in revenues, cost of sales, general and administrative expenses, including non-cash items such as share-based payments, and other items including foreign exchange and deferred income taxes. These fluctuations are mainly caused by market conditions such as fluctuations in metal prices, currency fluctuations as well as variations in mineralization of the zones mined.

Cash Flow

	March 31, 2025	March 31, 2024
Cash generated by operating activities	$758	$2,347
Cash generated by financing activities	350	392
Cash used in investing activities	(1,796)	(1,967)
Change in cash	(688)	772
Effect of exchange rate changes on cash	(2)	14
Cash, beginning of period	27,317	2,688
Cash, end of period	$26,627	$3,474

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2025

Operating Activities

Cash generated by operating activities for the three months ended March 31, 2025, was $0.8 million, a decrease of $1.5 million compared to $2.3 million generated for the three months ended March 31, 2024. Cash movements from operating activities can fluctuate with changes in net income and working capital movements. In Q1 2025, cash generated from operating activities decreased primarily a result of working capital changes between the two periods, as cash generated from operating activities prior to working capital movements in the quarter was $7.4 million, compared to $1.6 million in Q1 2024.

Financing Activities

Cash generated by financing activities was $0.4 million for the three months ended March 31, 2025, compared to $0.4 million generated for the three months ended March 31, 2024. The movement is a result of proceeds from shares issued on the ATM and option exercises, partially offset by higher payments of lease and equipment loan. During the three months ended March 31, 2025, the Company received net proceeds from issuance of shares for cash and from options exercise of $0.8 million (March 31, 2024 – $0.9 million). The Company also made lease and equipment loan payments totaling $0.5 million (March 31, 2024 - $0.5 million).

Investing Activities

Cash used in investing activities for the three months ended March 31, 2025, was $1.8 million compared to $2.0 million for the three months ended March 31, 2024. Cash used in investing activities included $1.8 million (March 31, 2024 - $2.0 million) spent on the acquisition of property and equipment and exploration expenditures.

Liquidity and Capital Resources

The Company’s ability to generate sufficient amounts of cash, in both the short term and the long term, to maintain existing capacity and to fund ongoing exploration, is dependent upon the discovery of economically recoverable reserves or resources and the ability of the Company to continue with sustainable and profitable mining operations.

Management expects that the Company’s ongoing liquidity requirements will be funded from cash generated from current operations. If required to fund ongoing exploration activities, and meet its objectives, including ongoing advancement at the Avino Mine further financing may be required. The Company continues to evaluate financing opportunities to advance its projects. The Company’s ability to secure adequate financing is, in part, dependent on overall market conditions, the prices of silver, gold, and copper, and other factors.

The Company’s recent financing activities are summarized in the table below.

Intended Use of Proceeds	Actual Use of Proceeds

Since the at-the-market (“ATM”) sales agreement was initiated in Q2 2023, the Company received net proceeds of $17.9 million in connection with a brokered offering. Proceeds from the ATM were intended for exploration and evaluation activities focused at La Preciosa, sustaining capital and development activities at the Avino Mine, including equipment lease and loan payments, and general working capital purposes.

As of the date of this MD&A, the Company is using the funds as intended.

During this period, all funds were used for exploration and evaluation activities, the acquisition of sustaining capital equipment and development of the Avino Mine and the repayments of capital equipment acquired under lease and loan. Remaining funds have remained in treasury for further acquisitions or investments into the existing operations.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2025

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements other than those disclosed in the Commitments section of this MD&A.

Transactions with Related Parties

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

(a) Key management personnel

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel is as follows:

	Three months ended March 31,
	2025	2024
Salaries, benefits, and consulting fees	$576	$293
Share-based payments	288	387
	$864	$680

(b) Amounts due to/(from) related parties

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand.

The following table summarizes the amounts were due to/(from) related parties:

	March 31, 2025	December 31, 2024
Oniva International Services Corp.	$97	$95
Silver Wolf Exploration Ltd.	(243)	(113)
	$(146)	$(18)

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2025

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by David Wolfin, the Company’s President and CEO and also a director, for consulting services. For the three months ended March 31, 2025, the Company paid $185 (March 31, 2024 - $71) to ICC.

(c) Other related party transactions

The Company has a cost sharing agreement with Oniva International Services Corp. (“Oniva”) for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company’s percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company, with a 2.5% markup. David Wolfin, President & CEO, and a director of the Company, is the sole owner of Oniva. The cost sharing agreement may be terminated with one-month notice by either party without penalty.

The transactions with Oniva are summarized below:

	Three months ended March 31,
	2025	2024
Salaries and benefits	$311	$254
Office and miscellaneous	134	133
	$445	$387

Financial Instruments and Risks

The fair values of the Company’s amounts due to related parties and accounts payable approximate their carrying values because of the short-term nature of these instruments. Cash, amounts receivable, long-term investments, and warrant liability are recorded at fair value. The carrying amounts of the Company’s equipment loans, and finance lease obligations are a reasonable approximation of their fair values based on current market rates for similar financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

(a) Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash, long-term investments and amounts receivable. The Company manages credit risk, in respect of cash and short-term investments, by maintaining the majority of cash and short-term investments at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with two (December 31, 2024 – two) counterparties. However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the nature of the counterparties.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At March 31, 2025, no amounts were held as collateral.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2025

(b) Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash at March 31, 2025, in the amount of $26,627 and current assets exceeded current liabilities by $31,339 in order to meet short-term business requirements. Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portions of finance lease obligations are due within 12 months of the consolidated statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

The maturity profiles of the Company’s contractual obligations and commitments as at March 31, 2025, are summarized as follows:

	Total	Less Than 1 Year	1-5 years	More Than 5 Years
Accounts payable and accrued liabilities	$10,067	$10,067	$-	$-
Derivative liability	70	70	-	-
Equipment loans	709	366	343	-
Finance lease obligations	4,787	2,443	2,344	-
Total	$15,633	$12,946	$2,687	$-

(c) Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i)

To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rates on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is not materially exposed to interest rate risk, as any material debt obligations that bear interest are fixed and not subject to floating interest rates. A 10% change in the interest rate would not a result in a material impact on the Company’s operations.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2025

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos and Canadian dollars:

	March 31, 2025		December 31, 2024
	MXN	CDN	MXN	CDN
Cash	$4,029	$725	$13,989	$396
Due from related parties	4,928	-	2,287	-
Long-term investments	-	2,379	-	1,742
Reclamation bonds	-	6	-	6
Amounts receivable	4,307	127	3,599	24
Accounts payable and accrued liabilities	(57,559)	(701)	(65,989)	(46)
Due to related parties	-	(139)	-	(136)
Finance lease obligations	(1,749)	(514)	(2,031)	(549)
Net exposure	(46,044)	1,883	(48,145)	1,437
US dollar equivalent	$(2,256)	$1,309	$(2,349)	$998

Based on the net US dollar denominated asset and liability exposures as at March 31, 2025, a 10% fluctuation in the US/Mexican and Canadian/US exchange rates would impact the Company’s earnings for the three months ended March 31, 2025, by approximately $107 (December 31, 2024 - $144). The Company has entered into certain foreign currency contracts to mitigate this risk. and during the three ended March 31, 2025, recorded a derivative liability of $70 (December 31, 2024 - $475).

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its amounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At March 31, 2025, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in metals prices would have an impact on net earnings (loss) of approximately $344 (December 31, 2024 - $36).

The Company is exposed to price risk with respect to its long-term investments, as these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At March 31, 2025, a 10% change in market prices would have an impact on net earnings (loss) of approximately $164 (December 31, 2024 - $119).

The Company’s profitability and ability to raise capital to fund exploration, evaluation and production activities is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2025

(d) Classification of Financial Instruments

IFRS 13 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as at March 31, 2025:

	Level 1	Level 2	Level 3
Financial assets
Cash	$26,627	$-	$-
Amounts receivable	-	5,874	-
Due from related parties	146	-	-
Long-term investments	1,635	-	57
Total financial assets	$28,408	$5,874	$57

Financial liabilities
Derivative liability	-	-	(70)
Total financial liabilities	$-	$-	$(70)

The following table sets forth the Company’s financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2024:

	Level 1	Level 2	Level 3
Financial assets
Cash	$27,317	$-	$-
Amounts receivable	-	3,350	-
Due from related parties	18	-	-
Long-term investments	1,190	-	57
Total financial assets	$28,525	$3,350	$57

Financial liabilities
Derivative liability	-	-	(475)
Total financial liabilities	$-	$-	$(475)

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2025

Commitments

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva’s total overhead and corporate expenses. The agreement may be terminated with one- month notice by either party. Transactions and balances with Oniva are disclosed in Note 10 of the Consolidated financial statements.

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

March 31, 2025		December 31, 2024
Not later than one year	$172	$180
Later than one year and not later than five years	1,476	1,052
Later than five years	2,890	3,312
	$4,538	$4,544

Office lease payments recognized as an expense during the three months ended March 31, 2025, totaled $8 (March 31, 2024 - $10).

Due to the nature of the Company’s activities, the Company is from time to time involved in various claims and legal proceedings arising in the conduct of its business. At the reporting date, none of such claims and legal proceedings are considered probable of resulting in a material loss or judgment against the Company.

Subsequent Events

At-The-Market Sales – Subsequent to March 31, 2025, the Company issued 2,000,000 common shares in at-the-market offerings under prospectus supplement for gross proceeds of $4,192.

Share Issuance – Subsequent to March 31, 2025, the Company issued 973,307 common shares as a result of the vesting conditions of RSUs exercised.

RSU & Option Grant – Subsequent to March 31, 2025, the Company granted 2,397,000 incentive stock options and 1,476,000 RSUs to its directors, officers, employees and consultants. The stock options are exercisable for up to five years at a price of C$2.11 per share and will be vested in stages over a 12-month period with no more than 1/4 of the options vesting in any three-month period from the date of the grant. The RSUs will be vested at the rate of 1/3 annually for a period of three years from the date of grant, until fully vested. The stock options and the RSUs are non-transferable.

Stock Options Exercises – Subsequent to March 31, 2025, the Company issued 97,500 common shares through the exercise of 97,500 stock options at an average exercise price of C$0.96 for proceeds of C$93.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2025

Outstanding Share Data

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

As at May 13, 2025 the following common shares, warrants, and stock options were outstanding:

	Number of shares	Exercise price	Remaining life (years)
Share capital	144,766,319	-	-
Restricted Share Units (“RSUs”)	3,265,000	-	0.88 – 2.91
Stock options	9,148,250	C$0.78 - C$1.64	0.23 – 4.91
Fully diluted	157,179,569

The following are details of outstanding stock options as at March 31, 2025 and May 13, 2025:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (March 31, 2025)	Number of Shares Remaining Subject to Options (May 13, 2025)
August 4, 2025	C$1.64	970,000	960,000
March 25, 2027	C$1.20	1,835,000	1,835,000
March 29, 2028	C$1.12	1,870,000	1,845,000
July 10, 2028	C$1.12	150,000	150,000
March 25, 2029	C$0.78	2,023,750	1,961,250
April 9, 2030	C$2.11	-	2,397,000
Total:		6,848,750	9,148,250

The following are details of outstanding RSUs as at March 31, 2025 and May 13, 2025:

Expiry Date	Number of Shares Remaining Subject to RSUs (March 31, 2025)	Number of Shares Remaining Subject to RSUs (May 13, 2025)
March 25, 2025	75,000	556,539
March 29, 2026	1,174,288	1,174,288
April 1, 2027	1,810,041	1,810,041
April 9, 2028	-	1,476,000
Total:	3,059,329	3,265,000

Recent Accounting Pronouncements

New and amended IFRS that are effective for the current year:

Certain new accounting standards and interpretations have been published that are either applicable in the current year, or are not mandatory for the current period and have not been early adopted. We have assessed these standards, and they are not expected to have a material impact on the Company in the current or future reporting periods.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2025

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) or 15d- 15(f) of the Exchange Act, and by the Canadian Securities Administrators) that occurred during the three months ended March 31, 2025, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Cautionary Note regarding Reserves and Resources

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), issued by the Canadian Securities Administrators, lays out the standards of disclosure for mineral projects. This includes a requirement that a certified Qualified Person (“QP”) (as defined under the NI 43-101) supervises the preparation of the mineral reserves and mineral resources. Peter Latta, Vice President, Technical Services is a certified QP for the Company and has reviewed this MD&A for QP technical disclosures. All NI 43-101 technical reports can be found on the Company’s website at www.avino.com or under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Resources

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws applicable to U.S. companies. Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in respects from the requirements of the United States Securities and Exchange Commission (the “SEC”) applicable to domestic United States issuers. Accordingly, the disclosure in this MD&A regarding our mineral properties may not be comparable to the disclosure of United States issuers subject to the SEC’s mining disclosure requirements.

Additional Information

Additional information on the Company, including the Company’s most recently file AIF and the condensed consolidated interim financial statements for the three months ended March 31, 2025, is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.avino.com.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of May 13, 2025. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. Forward- looking statements in this document include, but are not limited to, those regarding the economic outlook for the mining industry, expectations regarding metals prices, expectations regarding production output, production costs, cash costs and other operating results, expectations regarding growth prospects and the outlook for the Company’s operations, and statements regarding the Company’s liquidity, capital resources, and capital expenditures. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR+ with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by applicable securities regulations. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Material linked to the Company’s website within this MD&A is not deemed to be incorporated by reference nor form a part of this MD&A.

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